Exhibit 99.1

Allot Announces Fourth Quarter 2025 Financial Results

69% YoY SECaaS ARR growth in 2025, with strong revenue growth and record profitability

Guiding for revenue growth acceleration to $113-$117 million in 2026

Hod Hasharon, Israel – February 25, 2026 - Allot Ltd. (NASDAQ: ALLT, TASE: ALLT), a leading global provider of innovative Security-as-a-Service (SECaaS) and network intelligence solutions for communications service providers and enterprises, today announced its unaudited financial results for the fourth quarter and full year of 2025.

Financial Highlights for the Fourth Quarter of 2025

•	Revenues of $28.4 million, up 14% year over year;

•	December 2025 SECaaS ARR* of $30.8 million, up 69% year-over-year;

•	GAAP operating profit of $2.6 million, compared with $0.3 million in Q4 2024;

•	Non-GAAP operating profit of $3.6 million, a 101% increase compared with $1.8 million in Q4 2024;

•	Strong positive operating cash flow of $8.1 million, 99% increase year-over-year;

•	$88 million of total cash**, and no debt;

Financial Highlights for 2025

•	Revenues of $102.0 million, up 11% year over year;

•	GAAP operating profit of $3.6 million; compared with a loss of $6.0 million in 2024

•	Non-GAAP operating profit of $8.9 million, a significant improvement compared with $0.6 million in 2024;

•	Strong positive operating cash flow of $17.8 million;

Management Comment

Eyal Harari, CEO of Allot, commented, “We are very pleased with our turnaround and continued strong improvements throughout 2025. For the year, we drove double-digit revenue growth, our highest profit in over a decade, and strong operating cash flow. Our growth was primarily driven by continued excellent performance from our cybersecurity solutions.”

Mr. Harari continued, “We are advancing strongly with our cybersecurity-first strategy and developing products that bring together cybersecurity and network intelligence into a single, integrated solution. As the global AI transformation continues to accelerate, AI-driven threats and new attack surface are increasing the demand for our always-on, zero-effort security embedded in the network. Allot’s advantages are resonating with customers, clearly differentiating us in the market and driving meaningful growth.”

Concluded Mr. Harari, “Given the continued growth in our cybersecurity business, strong visibility, and a solid backlog, our momentum is set to continue. In 2026, we expect SECaaS to deliver robust double-digit ARR growth and guiding for revenues to grow to between $113 and $117 million, with continued profitability improvements.”

Fourth Quarter 2025 Financial Results Summary

Total revenues for the fourth quarter of 2025 were $28.4 million, a 14% increase year-over-year compared with $24.9 million in the fourth quarter of 2024.

Gross profit on a GAAP basis for the fourth quarter of 2025 was $20.3 million (gross margin of 71.5%), a 19% increase compared with $17.1 million (gross margin of 68.5%) in the fourth quarter of 2024.

Gross profit on a non-GAAP basis for the fourth quarter of 2025 was $20.4 million (gross margin of 71.9%), an 18% increase compared with $17.4 million (gross margin of 69.7%) in the fourth quarter of 2024.

Operating income on a GAAP basis for the fourth quarter of 2025 was $2.6 million (operating margin of 9.1%), compared with $0.3 million (operating margin of 1.3%) in the fourth quarter of 2024.

Operating income on a non-GAAP basis for the fourth quarter of 2025 was $3.6 million (operating margin of 12.7%), compared with an operating income of $1.8 million (operating margin of 7.2%) in the fourth quarter of 2024.

Net income on a GAAP basis for the fourth quarter of 2025 was $2.9 million, or $0.06 per diluted share, compared with $0.2 million, or $0.01 per diluted share, in the fourth quarter of 2024.

Net income on a non-GAAP basis for the fourth quarter of 2025 was $4.1 million, or income of $0.08 per diluted share, compared to the non-GAAP net income of $2.0 million, or income of $0.05 per diluted share, in the fourth quarter of 2024.

Operating cash flow generated in the quarter was $8.1 million.

Full Year 2025 Financial Results Summary

Total revenues for 2025 were $102.0 million, an 11% increase compared to $92.2 million in 2024.

Gross profit on a GAAP basis for 2025 was $72.6 million (gross margin of 71.1%), a 14% increase compared with $63.7 million (gross margin of 69.1%) in 2024.

Gross profit on a non-GAAP basis for 2025 was $73.4 million (gross margin of 72.0%), a 13% year-over-year growth compared with $65.1 million (gross margin of 70.6%) in 2024.

Operating income on a GAAP basis for 2025 was $3.6 million (operating margin of 3.5%), compared with a loss of $6.0 million in 2024.

Operating income on a non-GAAP basis for 2025 was $8.9 million (operating margin of 8.8%), compared with an operating income of $0.6 million (operating margin of 0.7%) in 2024.

Net income on a GAAP basis for 2025 was $3.7 million, or $0.08 per diluted share, compared with a net loss of $5.9 million, or $0.15 per basic share, in 2024.

Net income on a non-GAAP basis for 2025 was $10.9 million, or $0.23 income per diluted share, compared with $1.6 million, or $0.04 per diluted share in 2024.

Operating cash flow generated in 2025 was $17.8 million.

Cash and cash equivalents, bank deposits, restricted deposits and investments as of December 31, 2025, totaled $88 million, an increase of $29 million versus $59 million cash and cash equivalents, bank deposits, restricted deposits and investment as of December 31, 2024. As of December 31, 2025, the company has no debt.

# # #

Conference Call & Webcast:

The Allot management team will host a conference call to discuss its fourth quarter and full year 2025 earnings results today, February 25, 2026 at 9:00 am ET, 4:00 pm Israel time. To access the conference call, please dial one of the following numbers:

US:  1-888-668-9141, UK: 0-800-917-5108, Israel: +972-3-918-0644

A live webcast and, following the end of the call, an archive of the conference call, will be accessible on the Allot website at: http://investors.allot.com/index.cfm

About Allot

Allot Ltd. (NASDAQ: ALLT, TASE: ALLT) is a leading provider of innovative converged cybersecurity solutions and network intelligence offerings for service providers and enterprises worldwide. Allot enhances value to its customers’ customers through its solutions, which are deployed globally for network-native cybersecurity services, network and application analytics, traffic control and shaping, and more. Allot’s multi-service platforms are deployed by over 500 mobile, fixed and cloud service providers and over 1000 enterprises. Our industry-leading network-native security-as-a-service solution is already used by many millions of subscribers globally.

For more information, visit www.allot.com

Performance Metrics

* SECaaS ARR – measures the current annual recurring SECaaS revenues, which is calculated based on estimated revenues for the month of December 2025 and multiplied by 12.

** Total cash - cash and cash equivalents, bank deposits, restricted deposits and investments.

GAAP to Non-GAAP Reconciliation:

The difference between GAAP and non-GAAP revenues is related to the acquisitions made by the Company and represents revenues adjusted for the impact of the fair value adjustment to acquired deferred revenue related to purchase accounting. Non-GAAP net income is defined as GAAP net income after including deferred revenues related to the fair value adjustment resulting from purchase accounting and excluding stock-based compensation expenses, amortization of acquisition-related intangible assets, deferred tax asset adjustment and changes in taxes-related items.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. The non-GAAP results and a full reconciliation between GAAP and non-GAAP results is provided in the accompanying Table 2. The Company provides these non-GAAP financial measures because management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes they are useful to investors in enhancing an understanding of the Company’s operating performance.

Safe Harbor Statement

This release contains forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements set forth in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our accounts receivables, including our ability to collect outstanding accounts and assess their collectability on a quarterly basis; our ability to meet expectations with respect to our financial guidance and outlook; our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors; government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on fourth party channel partners for a material portion of our revenues; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact: EK Global Investor Relations Ehud Helft +1 212 378 8040 allot@ekgir.com	Public Relations Contact: Seth Greenberg, Allot Ltd. +972 54 922 2294 sgreenberg@allot.com

TABLE  - 1
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)	(Audited)

Revenues	$28,387	$24,906	$101,993	$92,195
Cost of revenues	8,079	7,853	29,441	$28,505
Gross profit	20,308	17,053	72,552	$63,690

Operating expenses:
Research and development costs, net	5,755	5,715	24,496	26,112
Sales and marketing	8,072	7,508	30,819	30,908
General and administrative	3,911	3,518	13,633	12,684
Total operating expenses	17,738	16,741	68,948	69,704
Operating income (loss)	2,570	312	3,604	(6,014)
Loss from extinguishment	-	-	(1,410)	-
Other income	-	-	100	-
Gain on sales of securities	-	-	193	-
Financial income, net	742	368	2,451	1,910
Income (loss) before income tax benefit	3,312	680	4,938	(4,104)

Income tax expenses	410	439	1,233	1,765
Net income (loss)	$2,902	$241	$3,705	$(5,869)

Basic net income (loss) per share	$0.06	$0.01	$0.08	$(0.15)

Diluted net income (loss) per share	$0.06	$0.01	$0.08	$(0.15)

Weighted average number of shares used in computing basic net income (loss) per share	48,528,584	39,379,254	44,070,008	38,928,475

Weighted average number of shares used in computing diluted net income (loss) per share	49,853,533	41,772,402	46,184,989	38,928,475

 TABLE  - 2
ALLOT LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP  CONSOLIDATED  STATEMENTS  OF  OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)
GAAP cost of revenues	$8,079	$7,853	$29,441	$28,505
Share-based compensation (1)	(99)	(148)	(564)	(779)
Amortization of intangible assets (2)	-	(152)	(305)	(608)
Non-GAAP cost of revenues	$7,980	$7,553	$28,572	$27,118

GAAP gross profit	$20,308	$17,053	$72,552	$63,690
Gross profit adjustments	99	300	869	1,387
Non-GAAP gross profit	$20,407	$17,353	$73,421	$65,077

GAAP operating expenses	$17,738	$16,741	$68,948	$69,704
Share-based compensation (1)	(929)	(1,176)	(4,453)	(5,261)
Non-GAAP operating expenses	$16,809	$15,565	$64,495	$64,443

GAAP Loss from extinguishment	$-	$-	$(1,410)	$-
Loss from extinguishment	-	-	1,410	-
Non-GAAP Loss from extinguishment	$-	$-	$-	$-

GAAP financial income	$742	$368	$2,451	$1,910
Exchange rate differences*	(40)	159	119	502
Non-GAAP Financial income	$702	$527	$2,570	$2,412

GAAP taxes on income	$410	$439	$1,233	$1,765
Changes in tax related items	(225)	(130)	(375)	(352)
Non-GAAP taxes on income	$185	$309	$858	$1,413

GAAP Net income (Loss)	$2,902	$241	$3,705	$(5,869)
Share-based compensation (1)	1,028	1,324	5,018	6,040
Amortization of intangible assets (2)	-	152	305	608
Loss from extinguishment	-	-	1,410	-
Exchange rate differences*	(40)	159	119	502
Changes in tax related items	225	130	375	352
Non-GAAP Net income (loss)	$4,115	$2,006	$10,931	$1,633

GAAP Net income (loss) per share (diluted)	$0.06	$0.01	$0.08	$(0.15)
Share-based compensation	0.02	0.03	0.11	0.16
Amortization of intangible assets	-	-	0.01	0.02
Loss from extinguishment	-	-	0.03	-
Restructuring expenses	-	0.01	-	0.01
Non-GAAP Net income (Loss) per share (diluted)	$0.08	$0.05	$0.23	$0.04

Weighted average number of shares used in computing GAAP diluted net income (loss) per share	48,528,584	39,379,254	44,070,008	38,928,475

Weighted average number of shares used in computing non-GAAP diluted net income (loss) per share	50,913,796	42,560,457	47,181,673	42,289,637

* Financial income or expenses related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies.

TABLE  - 2 cont.
ALLOT LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP  CONSOLIDATED  STATEMENTS  OF  OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)

(1) Share-based compensation:
Cost of revenues	$99	$148	$564	$779
Research and development costs, net	190	301	1,213	1,988
Sales and marketing	334	310	1,571	1,855
General and administrative	405	565	1,670	1,418
	$1,028	$1,324	$5,018	$6,040

(2) Amortization of intangible assets
Cost of revenues	$-	$152	$305	$608
	$-	$152	$305	$608

TABLE  - 3
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED  BALANCE  SHEETS
(U.S. dollars in thousands)

	December 31,	December 31,
	2025	2024
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$17,107	$16,142
Restricted deposit	3,573	904
Short-term bank deposits	15,100	15,250
Available-for-sale marketable securities	48,663	26,470
Trade receivables, net (net of allowance for credit losses of $9,611 and $25,306 on December 31, 2025 and December 31, 2024 , respectively)	17,451	16,482
Other receivables and prepaid expenses	9,906	6,317
Inventories	13,180	8,611
Total current assets	124,980	90,176

NON-CURRENT ASSETS:
Severance pay fund	$295	$464
Restricted deposit	3,327	279
Operating lease right-of-use assets	5,518	6,741
Other assets	732	2,151
Property and equipment, net	6,014	7,692
Intangible assets, net	-	305
Goodwill	31,833	31,833
Total non-current assets	47,719	49,465

Total assets	$172,699	$139,641

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$938	$946
Employees and payroll accruals	9,254	8,208
Deferred revenues	24,700	17,054
Short-term operating lease liabilities	348	562
Other payables and accrued expenses	11,919	9,200
Total current liabilities	47,159	35,970

LONG-TERM LIABILITIES:
Deferred revenues	5,912	7,136
Long-term operating lease liabilities	5,392	5,807
Accrued severance pay	886	946
Convertible debt	-	39,973
Total long-term liabilities	12,190	53,862

SHAREHOLDERS' EQUITY	113,350	49,809

Total liabilities and shareholders' equity	$172,699	$139,641

TABLE  - 4
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)	(Audited)

Cash flows from operating activities:

Net income (loss)	$2,902	$241	$3,705	$(5,869)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	794	2,348	4,048	6,424
Share-based compensation	1,029	1,324	5,018	6,040
Capital loss	-	-	255	-
Loss from extinguishment	-	-	1,410	-
Other income	-	-	(100)	-
Gain on sales of securities	-	-	(193)	-
Changes in operating assets and liabilities:
Decrease (Increase) in accrued severance pay, net	(8)	(48)	109	(203)
Decrease (Increase) in other assets, other receivables and prepaid expenses	2,063	(274)	(135)	702
Decrease in accrued interest and amortization of premium on available-for sale marketable securities	(309)	(223)	(1,215)	(1,392)
Decrease in operating leases liability	(533)	(545)	(546)	(1,644)
Decrease in operating lease right-of-use asset	269	325	1,140	2,174
Decrease (Increase) in trade receivables	3,363	888	(969)	(1,654)
Decrease (Increase) in inventories	1,028	1,438	(4,569)	3,263
Increase in trade payables	(6,260)	(2,178)	(8)	(24)
Increase (Decrease) in employees and payroll accruals	(371)	(1,798)	1,046	(4,358)
Increase in deferred revenues	3,466	3,265	6,422	1,861
Increase (Decrease) in other payables and accrued expenses	813	(684)	2,938	(494)
Gain of foreign exchange on cash and cash equivalents	(112)	-	(565)	-

Net cash provided by operating activities	8,134	4,079	17,791	4,826

Cash flows from investing activities:

Decrease (Increase) in restricted deposit	(6,070)	-	(5,717)	703
Investment in short-term bank deposits	(12,800)	(15,250)	(45,350)	(24,550)
Withdrawal of short-term bank deposits	14,500	5,500	45,500	19,300
Purchase of property and equipment	(1,504)	(445)	(2,293)	(2,117)
Investment in marketable securities	(14,022)	(16,719)	(113,669)	(61,003)
Proceeds from redemption or sale of marketable securities	4,525	10,750	92,902	64,790
Proceeds from sale of patent	-	-	100	-
Net cash used in investing activities	(15,371)	(16,164)	(28,527)	(2,877)

Cash flows from financing activities:

Issuance of share capital	-	-	42,308	-
Proceeds from exercise of stock options	-	1	238	1
Redemption of convertible debt	-	-	(31,410)	-
Net cash provided by financing activities	-	1	11,136	1

Effect of exchange rate changes on cash and cash equivalents	112	-	565	-

Increase (Decrease) in cash and cash equivalents	(7,125)	(12,084)	965	1,950
Cash, cash equivalents at the beginning of the period	24,232	28,226	16,142	14,192

Cash, cash equivalents at the end of the period	$17,107	$16,142	$17,107	$16,142

Non-cash activities:
ROU asset and lease liability decrease, due to lease termination	-	-	(83)	-
Redemption of convertible debt	-	-	(10,000)	-
Right-of-use assets obtained in the exchange for operating lease liabilities	-	63	-	5,858

Other financial metrics (Unaudited)
U.S. dollars in millions, except top 10 customers as a % of revenues and number of shares

	Q4-25		FY 2025		FY 2024
Revenues geographic breakdown
Americas	4.2	15%	19.1	19%	14.2	15%
EMEA	18.2	64%	63.7	62%	54.0	59%
Asia Pacific	6.0	21%	19.2	19%	24.0	26%
	28.4	100%	102.0	100%	92.2	100%

Revenues breakdown by type
SECaaS (Security as a Service)	8.1	28%	26.8	26%	16.5	18%
Products	8.4	30%	31.1	30%	30.1	33%
Professional Services	2.9	10%	8.2	8%	8.3	9%
Support & Maintenance	9.0	32%	35.9	36%	37.3	40%
	28.4	100%	102.0	100%	92.2	100%

Top 10 customers as a % of revenues	46%		41%		43%

Non-GAAP Weighted average number of basic shares (in millions)	48.5		44.1		38.9

Non-GAAP weighted average number of fully diluted shares (in millions)	50.9		47.2		42.3

SECaaS (Security as a Service) revenues- U.S. dollars in millions (Unaudited)

Q4-2025:	8.1
Q3-2025:	7.3
Q2-2025:	6.4
Q1-2025:	5.1
Q4-2024:	4.8

SECaaS ARR* - U.S. dollars in millions (Unaudited)

Dec. 2025:	30.8
Dec. 2024:	18.2
Dec. 2023:	12.7
Dec. 2022:	9.2